

June 19, 2019

Carla A. Leibold
Chief Financial Officer and Treasurer
Customers Bancorp, Inc.
1015 Penn Avenue, Suite 103
Wyomissing, PA 19610

> **Re: Customers Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2018**
> **Filed March 1, 2019**
> **File No. 001-35542**

Dear Ms. Leibold:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Financial Services